05036047

COMMISSION
49

VF 3-8-05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING RECEIVED FEB 2 5 2005 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta (City) Georgia (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore J. Bender, III 404-841-3131 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Theodore J. Bender, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAYLE D. HARBEKE
NOTARY
EXPIRES
GEORGIA
MAY 16, 2008
PUBLIC
COBB COUNTY

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2004

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2004

CONTENTS

WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT

To The Members
Croft & Bender LLC

We have audited the accompanying balance sheets of **Croft & Bender LLC** (a Georgia limited liability company) as of December 31, 2004 and 2003, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 3, 2005

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

CROFT & BENDER LLC

BALANCE SHEETS
December 31, 2004 and 2003

		2004		2003
ASSETS				
CURRENT ASSETS:				
Cash	$	118,789	$	358,110
Accounts receivable		41,854		66,585
Retainer fees receivable		15,000		47,600
Reimbursable expenses receivable		37,300		73,556
Total Current Assets		212,943		545,851
INVESTMENTS		99,749		99,749
FURNISHINGS AND EQUIPMENT, less accumulated depreciation of $258,747 in 2004 and $239,256 in 2003		50,729		70,222
OTHER ASSETS:				
Security deposits and other assets		6,602		8,602
Total Assets	$	370,023	$	724,424
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	8,110	$	19,758
Unearned management fees		-		118,438
Total Current Liabilities		8,110		138,196
MEMBERS' EQUITY:				
Members' capital		40,000		40,000
Retained earnings		316,615		540,930
Unrealized gain on investment securities		5,298		5,298
Total Members' Equity		361,913		586,228
Total Liabilities and Members' Equity	$	370,023	$	724,424

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2004

REVENUES:	
Private placement and financial advisory fees	$ 997,699
Merger and acquisition fees	777,797
Management fees	362,848
Retainer fees	180,000
Total Revenue	2,318,344
OPERATING EXPENSES:	
Salary and benefits expense	1,402,192
Occupancy expense	121,390
Office expense	141,756
Professional fees	179,955
Business development expense	23,181
Depreciation	19,493
Other operating expenses	23,259
Bad debt expense	86,889
Total Operating Expenses	1,998,115
Operating Income	320,229
OTHER INCOME:	
Interest income	5,456
NET INCOME	$ 325,685

The accompanying notes are an integral part of this financial statement.

CROFT & BENDER LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2004

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE, December 31, 2003	$ 40,000	$ 540,930	$ 5,298	$ 586,228
Comprehensive Income:				
Net income		325,685		325,685
Other comprehensive income - Change in unrealized gains on investment securities			-	-
Total Comprehensive Income				325,685
Distributions to members		(550,000)		(550,000)
BALANCE, December 31, 2004	$ 40,000	$ 316,615	$ 5,298	$ 361,913

The accompanying notes are an integral part of this financial statement.

CROFT & BENDER LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 325,685
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	19,493
Changes in:	
Accounts receivable	24,731
Retainer fees receivable	32,600
Reimbursable expenses receivable	36,256
Accounts payable and other current liabilities	(130,086)
Net Cash Provided By Operating Activities	308,679
CASH FLOWS FROM INVESTING ACTIVITIES:	
Repayments from C&B Capital, L.P.	2,000
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(550,000)
NET DECREASE IN CASH	(239,321)
CASH, BEGINNING OF YEAR	358,110
CASH, END OF YEAR	$ 118,789

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND TAXES PAID	$ -

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croft & Bender LLC (the "Company") began operations in 1996 and is engaged in the business of providing financial advisory services, including raising private equity and equity-related capital for companies and assisting companies with mergers and acquisitions. The Company also organized and manages C&B Capital, L.P. ("C&B Capital"), a private equity investment partnership. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other general financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2004, revenue was recognized from approximately 14 clients, and five clients accounted for approximately 75% of revenues, excluding management fees. Approximately ten financing and merger and acquisition engagement agreements with various clients were open at December 31, 2004.

The Company provides professional, administrative and support services for C&B Capital and receives a management fee based on total capital commitments of the limited partners of C&B Capital. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

Cash

Cash represents withdrawable deposits in a bank located in Georgia. From time to time, balances may exceed insured amounts.

Investments

Investments consist of equity securities, primarily those issued by the Company's clients. Investments that are not readily marketable and for which a fair value cannot reasonably be determined are carried at cost unless a permanent impairment of value is identified. If an active quoted market exists for securities, those securities are carried at estimated fair value.

Warrants

Warrants representing partial payment for the Company's services are sometimes issued to the Company by clients. At December 31, 2004, the Company was the holder of warrants, none of which are readily marketable, that have a total exercise cost of approximately $4.1 million and expire on various dates through 2011. The warrants have been allocated to the owners, certain employees, and C&B Capital. Warrants, and the underlying securities to be received upon exercise of the warrants, are not valued unless there is a ready market for the warrants or their underlying securities. If a market subsequently develops, the warrants will be carried at estimated fair value.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three to ten years.

2. INVESTMENTS

At December 31, 2004 and 2003, investments were as follows:

Not Readily Marketable Securities

	Cost	Carrying Amount
2003	$ 99,699	$ 94,401
2004	99,699	94,401

Readily Marketable Securities

	Cost	Fair Value
2003	$ 50	$ 5,348
2004	50	5,348

3. RELATED PARTY TRANSACTIONS

The owners of the Company also are owners, and managing partners, of a company that is the general partner of C&B Capital. Management fees, net of credits of $118,216 for project and success fees allocated to C&B Capital, of $363,000 were earned from C&B Capital in 2004.

The members of the Company sit on the Boards of Directors of some of the clients of the Company and may from time to time enter into commercial arrangements with clients or vendors which have board members or employees that are related to members of the Company.

4. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contribution to the plan was $24,577 in 2004.

5. LEASES

The Company has various operating lease agreements for office space and certain office equipment. Rental expense for 2004 was $125,244. The minimum future rental payments under these leases are as follows:

Year	Amount
2005	$ 22,938
2006	8,420
2007	5,822
2008	3,997
Total minimum future rental payments	$ 41,177

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 0.07 to one, and net capital was $110,679, which was $105,679 more than required.